EXHIBIT 11

                    Calculation of Earnings (Loss) Per Share


                      (in thousands except per share data)


                                                       3 Months Ended
                                                         March 31,
                                               ------------------------------


                                                     1998           1997

Weighted average common and common                     4,507         4,467
equivalent shares outstanding

Diluted weighted average common and common             4,507         4,467
equivalent shares outstanding

Net Earnings (Loss)                               $(138,258)        $7,328

Basic Earnings (Loss) Per Common Share               $(0.03)          $.00

Diluted Earnings (Loss) Per Common Share             $(0.03)          $.00